Exhibit 12

TEXAS INSTRUMENTS INCORPORATED AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Millions of dollars)

	2004	2003	2002	2001	2000
EARNINGS:
Income (loss) before cumulative effect of an accounting change	$1,861	$1,198	$(344)	$(201)	$3,087
Add: Provision (benefit) for income taxes	560	52	(2)	(225)	1,491
Amortization of capitalized interest	10	12	15	16	17
Fixed charges from below	43	64	83	94	107

Total earnings (loss)	$2,474	$1,326	$(248)	$(316)	$4,702

FIXED CHARGES:
Interest on loans (expensed portion)	$21	$39	$57	$61	$75
Interest attributable to rental and lease expense	22	25	26	33	32

Fixed charges deducted from earnings	43	64	83	94	107
Capitalized interest	3	2	3	13	23

Total fixed charges	$46	$66	$86	$107	$130

Ratio of earnings to fixed charges	53.8	20.1	*	*	36.2

*	The ratio is not meaningful. The coverage deficiency was $334 million in year 2002 and $423 million in year 2001.